WEIL, GOTSHAL & MANGES

04 FEB 12 AM 7:21

81968-0005

February 11, 2004

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

04012811

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Yours sincerely

Daniel Winterfeldt

Enc

LO1:\456895\01\9SJJ01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

04 FEB 12 PM 7:21

EXPLANATORY NOTE

On February 11, 2004, Yell Group plc, the parent of the registrant, issued a press release announcing its financial results for the nine months ended December 31, 2003. A copy of the press release, the Operating and Financial Review and Prospects for Yell Finance B.V. at and for the nine months ended December 31, 2003 and the Financial Statements for Yell Finance B.V. and Yell Group plc for the nine months ended December 31, 2003, respectively, are attached to this report.

EXHIBIT INDEX

Exhibit no.	Description
99.1	Press release dated February 11, 2004, regarding Yell Group plc financial results for the nine months ended December 31, 2003
99.2	Operating and Financial Review and Prospects for Yell Finance B.V. at and for the nine months ended December 31, 2003
99.3	Financial Statements for Yell Finance B.V. for the nine months ended December 31, 2003

EXHIBIT 99.1

[ ] YELL 04 FEB 12 AM 7:21

NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE NEWS RELEASE

FOR IMMEDIATE RELEASE 11 FEBRUARY 2004

YELL GROUP PLC FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 2003

CONTINUING STRONG PERFORMANCE - FIRMLY ON TRACK TO MEET FULL YEAR EXPECTATIONS

o Group turnover up 6.9% to(pound)841.3 million; 10.7% at a constant exchange rate

o Group EBITDA up 10.8% to(pound)260.1 million; 13.5% at a constant exchange rate

o Group profit after tax(pound)31.1 million ((pound)45.9 million loss last year)

o Group operating cash flow less capital expenditure up 6.7% to(pound)237.8 million; 8.9% at a constant exchange rate

o Pro forma diluted earnings per share before amortisation 17.8 pence

Note: Earnings and cash flow figures stated before exceptional costs arising on IPO. Including exceptional costs, the Group made a statutory loss after tax but before interim dividends ((pound)20.8 million) of (pound)80.2 million ((pound)58.6 million loss last year).

JOHN CONDRON, CHIEF EXECUTIVE OFFICER, SAID:

"This is another set of good results demonstrating Yell's continued growth within its markets. We remain firmly on track to meet full year expectations. In the UK, Yellow Pages has continued to broaden its customer base. Yell.com shows strong growth in revenue and usage, gaining from further investment. In the US, Yellow Book is achieving strong organic growth and is also benefiting from acquisitions, continuously strengthening its position in the largest directory market in the world."

JOHN DAVIS, CHIEF FINANCIAL OFFICER, SAID:

"These good operating results are accompanied by continuing strong cash flow. We have also benefited from our new capital structure and have reduced our pro forma net debt by (pound)181 million to (pound)1,159 million, a multiple of 3.3 times EBITDA for the last 12 months. While the weaker US dollar continues to affect earnings, we reduce this risk with our US dollar denominated debt."

<PAGE>
ENQUIRIES

YELL - INVESTORS

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

YELL - MEDIA

Richard Duggleby
Tel +44 (0)118 950 6206
Mobile +44 (0)7860 733488

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, turnover, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in Yell Finance B.V.'s 31 March 2003 annual report on Form 20-F filed with the US Securities and Exchange Commission ("SEC") on 1 July 2003, for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/goto/announcements.html

Our subsidiary, Yell Finance B.V., filed its results for the nine months ended 31 December 2003 with the SEC on Form 6-K.
This filing can also be accessed on the Yell Group website.

<PAGE>
YELL GROUP PLC SUMMARY FINANCIAL RESULTS

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER 2002	2003		
	(POUND)M	(POUND)M	CHANGE	CHANGE AT CONSTANT EXCHANGE RATE (4)
Turnover	787.1	841.3	6.9%	10.7%
Gross profit (1)	434.2	456.8	5.2%	8.2%
Operating profit (1)	144.1	169.6	17.7%	20.6%
Profit (loss) after taxation (1)	(45.9)	31.1		
Exceptional items after taxation	(12.7)	(111.3)		
Loss for the period	(58.6)	(80.2)		
EBITDA (1)	234.7	260.1	10.8%	13.5%
Operating cash flow (2)	222.9	237.8	6.7%	8.9%
Cash conversion (3)	95.0%	91.4%		

</TABLE>

(1) Before exceptional costs

(2) Cash inflow from operations before exceptional costs, less capital expenditure

(3) Operating cash flow as a percentage of EBITDA before exceptional costs

(4) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. The effective exchange rates were approximately $1.65 : (pound)1.00 in 2003 against $1.53 : (pound)1.00 in the previous year.

REVIEW OF OPERATING PERFORMANCE

TURNOVER

Group turnover increased 6.9% to (pound)841.3 million, or 10.7% at a constant exchange rate, from (pound)787.1 million last year.

UK operations

UK turnover increased 2.4% to (pound)447.5 million in the nine months. Excluding the effects of our discontinued products, total UK turnover rose by 3.6% from last year.

Printed directories turnover grew 3.1% to (pound)417.8 million, after the impact of the 4.8% price reduction to which Yellow Pages directories are subject under the RPI-6% price cap. Our campaigns to attract new customers succeeded in adding 82,334 new advertisers compared with 71,466 for the same period last year, increasing the total unique advertisers by 6.2% to 352,711. We are on track to exceed our target of 100,000 new customers for the fourth successive year.

As expected the growth in new advertisers, in addition to the effect of the price cap, resulted in a decline in turnover per unique advertiser of 2.9% to (pound)1,185. Our experience is that the value of new advertisers grows over future years.

Yell.com grew turnover by 23.6% to (pound)18.3 million on the back of strong growth in the number of advertisers and usage. This increase was partially offset by the sale of Yell Data, our data-service business, and the ending of

our contract with BT to sell advertising in its phone books.

<PAGE>
US operations

US turnover, at (pound)393.8 million, increased 21.0% at a constant exchange rate, or 12.4% after taking into account the (pound)30.1 million reduction in turnover which resulted from the weaker US dollar. The effective exchange rates were approximately $1.65 : (pound)1.00 against $1.53 : (pound)1.00 in the previous year.

Unique advertisers increased by 11.7% to 311,708 with average turnover per unique advertiser up 8.4% to $2,083.

Same-market growth was 9.9%, up from 4.1% last year. Excluding the first quarter Manhattan directory due to its unique market conditions, same-market growth was 10.6%, up from 4.7% last year. The former McLeod directories are now achieving same-market growth in line with the rest of Yellow Book following the successful integration of the businesses into the Group. During the nine months we relaunched five former McLeod metro directories, achieving growth in excess of 55%. Same-market growth excluding relaunched directories and the Manhattan directory was 9.0%.

In addition to same-market growth, Yellow Book's turnover growth included the launch of five new directories (contributing 1.1% to the growth), one directory published for the first time after acquisition and the inclusion of a full nine months of the McLeod and NDC acquisitions (contributing 11.1% to the growth). This was offset by the rescheduling of a few directories to future periods (reducing growth by 1.2%) for inclusion in rescopes and to balance production schedules as a result of the integration of the former McLeod directories.

EBITDA BEFORE EXCEPTIONAL COSTS

Group EBITDA increased 10.8% to (pound)260.1 million, or 13.5% at a constant exchange rate, while Yell continued to invest to grow revenue. The Group EBITDA margin increased 1.1 percentage points to 30.9%, driven by strong US performance.

UK EBITDA rose 1.8% to (pound)168.9 million, reflecting primarily the continued progress of Yell.com, which increased EBITDA to (pound)3.7 million from (pound)0.2 million in the same period last year. The UK EBITDA margin declined from 38.0% last year to 37.7%, reflecting the impact of the RPI-6% price cap which was partly offset by the improvement in Yell.com's margin. We are on track to meet full year expectations in spite of additional investment planned for the fourth quarter.

US EBITDA was (pound)91.2 million, an increase of 32.6%, or 41.9% at a constant exchange rate. The US EBITDA margin increased from 19.6% to 23.2%, reflecting the continuing development of our directory portfolio and the realisation of integration benefits. We expect our fourth quarter margins to decline slightly, reflecting, as in previous years, the more intensive launch programme in the fourth quarter.

OPERATING CASH FLOW

Net cash inflow from operating activities, before exceptional costs and after capital expenditure, was (pound)237.8 million after the negative (pound)5.0 million exchange rate impact, compared with (pound)222.9 million last year. The cash conversion rate, at 91.4%, normally varies quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA. The conversion rate for the financial year is expected to return to a level similar to the 82% that we reported for the half year.

<PAGE>
NET RESULTS

PROFIT AFTER TAX

Profit after tax before exceptional costs was (pound)31.1 million, compared with a loss of (pound)45.9 million last year. This reflects strong EBITDA growth, as well as lower interest payments arising from the new capital structure put in place at the time of the IPO on 15 July 2003. Net interest payable before exceptional costs was (pound)112.6 million, compared with (pound)182.1 million last year.

Taxation before exceptional costs was (pound)25.9 million this period, compared with (pound)7.9 million last year.

The loss after tax and exceptional costs but before interim dividends of (pound)20.8 million was (pound)80.2 million, compared with a loss of (pound)58.6 million last year.

EXCEPTIONAL COSTS

Exceptional costs incurred before tax during the first six months ended 30 September 2003 amounted to (pound)148.5 million ((pound)63.0 million cash costs; (pound)85.5 million non-cash costs), as reported in the first half. In addition, (pound)23.9 million of fees, payable primarily to advisers, were charged to the share premium account. As expected no further exceptional costs were incurred in the third quarter and no further IPO costs are expected.

The bulk of these exceptional costs arose from the structure of the buy-out of Yell from BT in 2001 and establishing the current capital structure. The recognition of these costs was triggered by Yell's IPO in July 2003.

EARNINGS PER SHARE

The IPO had a significant impact on earnings per share. Pro forma earnings per share was 17.8 pence on a diluted basis before exceptional costs and amortisation. Basic loss per share for the period was 15.1 pence.

GLOBAL OFFER AND REFINANCING

On 15 July 2003, we raised (pound)433.6 million (gross proceeds) through a global offer of shares to institutional investors. As a result of the IPO, we also refinanced our senior bank facility on 15 July 2003 and redeemed 35% of our high-yield notes on 18 August 2003. Net debt on a pro forma basis at the beginning of the year was approximately (pound)1,340 million and has since been reduced to (pound)1,159 million at 31 December 2003. On a last twelve months basis, our net debt at 31 December 2003 is 3.3 times EBITDA.

The composition of our debt partially hedges exchange rate fluctuations, because 36.9% of our debt and 30.2% of our net interest expense are denominated in US dollars. As a result, approximately 33% of US dollar EBITDA is offset by US dollar interest.

OUTLOOK

These results, coupled with good forward visibility, give confidence that Yell is firmly on track to meet full year expectations.

<PAGE>
KEY OPERATIONAL INFORMATION

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER		
	2002	2003	CHANGE
<S>	<C>	<C>	<C>
UK PRINTED DIRECTORIES			
Unique advertisers (1)	332,103	352,711	6.2%
Directory editions published (2)	67	68	
Unique advertiser retention rate (%) (3)	79	78	
Turnover per unique advertiser ((pound))	1,221	1,185	(2.9)%
US PRINTED DIRECTORIES			
Unique advertisers (1)	279,179	311,708	11.7%
Directory editions published	384	390	
Unique advertiser retention rate (%) (3)	70	69	
Turnover per unique advertiser ($)	1,922	2,083	8.4%
OTHER UK PRODUCTS AND SERVICES			
Yell.com page impressions for December (in millions)	30	46	53.3%
Yell.com searchable advertisers at 31 December (4)	n/a	93,811	

</TABLE>

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers, resulting in a restatement of the prior year unique advertisers. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod directories that we expect to be removed. However, these improvements have not affected the reporting of our financial results.

(2) The Yellow Pages directory editions increased as a result of rescoping the Colchester directory into two directories, Ipswich and Colchester.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book only, prior to the acquisition of McLeod, while the 2003 retention rate is for Yellow Book, including the former McLeod directories.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002 because new systems were being put in place during that period.

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

<TABLE>
<CAPTION>

(UNAUDITED)	NOTES	NINE MONTHS ENDED 31 DECEMBER 2002 (POUND)M	NINE MONTHS ENDED 31 DECEMBER 2003 (POUND)M
<S>	<C>	<C>	<C>
TURNOVER	2	787.1	841.3
Cost of sales		(352.9)	(384.5)
GROSS PROFIT		434.2	456.8
Distribution costs		(25.6)	(24.9)
ADMINISTRATIVE COSTS			
Ordinary items		(264.5)	(262.3)
Exceptional items	4	(15.0)	(90.1)
		(279.5)	(352.4)
OPERATING PROFIT	3	129.1	79.5
NET INTEREST PAYABLE			
Ordinary items		(182.1)	(112.6)
Exceptional items	4	-	(58.4)
		(182.1)	(171.0)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(53.0)	(91.5)
TAXATION			
Before exceptional items	4,5	(7.9)	(25.9)
On exceptional items	4,5	2.3	37.2
	9	(5.6)	11.3
LOSS FOR THE FINANCIAL PERIOD		(58.6)	(80.2)
Interim dividend	6,9	-	(20.8)
RETAINED LOSS FOR THE FINANCIAL PERIOD		(58.6)	(101.0)
		(IN PENCE)	(IN PENCE)
BASIC AND DILUTED LOSS PER SHARE	10	(22.4)	(15.1)
		(IN PENCE)	(IN PENCE)
PRO FORMA EARNINGS PER SHARE BEFORE EXCEPTIONAL ITEMS AND AMORTISATION (A)			
Basic	10	12.0	18.1
Diluted	10	11.8	17.8

</TABLE>

(a) Pro forma earnings per share before exceptional items and amortisation as though our initial public offering and debt refinancing had occurred on 31 March 2002.

With the exception of loss for the financial period detailed above and the currency movements detailed in note 9, there have been no other recognised gains or losses.

See notes to the financial information for additional details.

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

<TABLE>
<CAPTION>

(UNAUDITED)	NOTES	NINE MONTHS ENDED 31 DECEMBER 2002 (POUND)M	NINE MONTHS ENDED 31 DECEMBER 2003 (POUND)M
<S>	<C>	<C>	<C>
NET CASH INFLOW FROM OPERATING ACTIVITIES		221.5	223.7
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(97.5)	(94.8)
Redemption premium paid		-	(19.7)
Finance fees paid	7	(16.1)	(16.4)
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(113.6)	(130.9)
TAXATION		(10.3)	(10.2)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		(11.6)	(17.9)
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		(11.6)	(17.9)
ACQUISITIONS			
Purchase of subsidiary undertakings, net of cash acquired	7	(466.6)	(5.8)
NET CASH OUTFLOW FOR ACQUISITIONS		(466.6)	(5.8)
EQUITY DIVIDENDS PAID			
Interim dividend paid		-	(20.8)
NET CASH OUTFLOW FOR EQUITY DIVIDENDS PAID		-	(20.8)
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING		(380.6)	38.1
FINANCING			
Issue of ordinary share capital	7	0.1	433.6
Expenses paid in connection with share issue	7	-	(23.7)
New loans issued	7	487.4	1,031.0
Borrowings repaid	7	(184.2)	(1,378.4)
NET CASH INFLOW FROM FINANCING		303.3	62.5
(DECREASE) INCREASE IN NET CASH IN THE PERIOD		(77.3)	100.6
Total operating profit		129.1	79.5
Depreciation		16.9	17.2
Goodwill amortisation		73.7	73.3
Exceptional employee costs settled in shares		-	49.1
Increase in stocks		(25.4)	(29.1)
Decrease in debtors		8.0	30.6
Increase in creditors		19.2	1.1
Other non-cash items		-	2.0
NET CASH INFLOW FROM OPERATING ACTIVITIES		221.5	223.7
NET CASH INFLOW FROM OPERATING ACTIVITIES		221.5	223.7
Cash payments for exceptional costs included in operating profit		13.0	32.0
Purchase of tangible fixed assets		(11.6)	(17.9)
NET CASH INFLOW FROM OPERATING ACTIVITIES BEFORE PAYMENTS OF EXCEPTIONAL COSTS AND AFTER CAPITAL EXPENDITURE		222.9	237.8

</TABLE>

See notes to the financial information for additional details.

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

<TABLE>
<CAPTION>

	NOTES	AT 31 MARCH 2003 (AUDITED) (POUND)M	AT 31 DECEMBER 2003 (UNAUDITED) (POUND)M
<S>	<C>	<C>	<C>
FIXED ASSETS			
Intangible assets		1,824.1	1,670.3
Tangible assets		47.1	42.5
Investment		1.9	2.1
TOTAL FIXED ASSETS		1,873.1	1,714.9
CURRENT ASSETS			
Stocks		145.8	162.9
Debtors		461.4	433.0
Cash at bank and in hand	7	30.1	128.5
TOTAL CURRENT ASSETS		637.3	724.4
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR			
Loans and other borrowings	7,8	(112.8)	(80.9)
Other creditors		(235.9)	(229.5)
TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR		(348.7)	(310.4)
NET CURRENT ASSETS		288.6	414.0
TOTAL ASSETS LESS CURRENT LIABILITIES		2,161.7	2,128.9
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR			
Loans and other borrowings	7,8	(2,286.0)	(1,207.0)
NET (LIABILITIES) ASSETS		(124.3)	921.9
CAPITAL AND RESERVES			
Called up share capital (695,741,359(pound)0.01 ordinary shares at 31 December 2003; 7,100,000(pound)0.01 ordinary shares and 106,949,900(pound)0.0001 B ordinary shares issued at 31 March 2003)	9	0.1	7.0
Share premium account	9	1.0	1,182.0
Other reserves	9	0.1	0.1
Profit and loss account deficit	9	(125.5)	(267.2)
EQUITY SHAREHOLDERS' (DEFICIT) FUNDS		(124.3)	921.9

</TABLE>

See notes to the financial information for additional details.

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION

1. BASIS OF PREPARATION AND CONSOLIDATION

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited interim financial information has been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial information of Yell Group plc for the year ended 31 March 2003.

The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with the consolidated financial information of Yell Group plc and its subsidiaries for the year ended 31 March 2003.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs and management incentive schemes and taxes.

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

2. TURNOVER

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER		CHANGE
	2002 (1)	2003	%
	(POUND)M	(POUND)M	
UK printed directories	405.4	417.8	3.1%
Other products and services	31.4	29.7	(5.4)%
TOTAL UK TURNOVER	436.8	447.5	2.4%
US printed directories:			
US printed directories at constant exchange rate (2)	350.3	423.9	21.0%
Exchange impact (2)	-	(30.1)	
TOTAL US TURNOVER	350.3	393.8	12.4%
GROUP TURNOVER	787.1	841.3	6.9%

(1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC, which was not acquired until 31 December 2002.

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

3. OPERATING PROFIT AND EBITDA BEFORE EXCEPTIONAL ITEMS

EBITDA BEFORE EXCEPTIONAL ITEMS BY SEGMENT

	NINE MONTHS ENDED 31 DECEMBER		CHANGE
	2002 (1)	2003	%
	(POUND)M	(POUND)M	
TOTAL UK OPERATIONS	165.9	168.9	1.8%
US operations:			
US printed directories at constant exchange rate (2)	68.8	97.6	41.9%
Exchange impact (2)	-	(6.4)	
TOTAL US OPERATIONS	68.8	91.2	32.6%
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS	234.7	260.1	10.8%

</TABLE>

(1) Prior year results include McLeod from 16 April 2002, when it was acquired, and exclude NDC, which was not acquired until 31 December 2002.

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results using current year exchange rates.

11

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

3. OPERATING PROFIT AND EBITDA BEFORE EXCEPTIONAL ITEMS (CONTINUED)

RECONCILIATION OF GROUP OPERATING PROFIT TO EBITDA BEFORE EXCEPTIONAL ITEMS

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER		
	2002	2003	CHANGE
	(POUND)M	(POUND)M	
<S>	<C>	<C>	<C>
UK operations			
OPERATING PROFIT, INCLUDING EXCEPTIONAL ITEMS	98.6	81.7	
Depreciation and amortisation	52.6	51.9	
UK OPERATIONS EBITDA	151.2	133.6	
Exceptional items	14.7	35.3	
UK OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS	165.9	168.9	1.8%
UK OPERATIONS EBITDA MARGIN BEFORE EXCEPTIONAL ITEMS	38.0%	37.7%	
US operations			
OPERATING PROFIT (LOSS), INCLUDING EXCEPTIONAL ITEMS	30.5	(2.2)	
Depreciation and amortisation	38.0	38.6	
US OPERATIONS EBITDA	68.5	36.4	
Exceptional items	0.3	54.8	
Exchange impact (1)	-	6.4	
US OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS AT CONSTANT EXCHANGE RATE (1)	68.8	97.6	41.9%
Exchange impact (1)	-	(6.4)	
US OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS	68.8	91.2	32.6%
US OPERATIONS EBITDA MARGIN BEFORE EXCEPTIONAL ITEMS	19.6%	23.2%	
Group			
OPERATING PROFIT, INCLUDING EXCEPTIONAL ITEMS	129.1	79.5	
Depreciation and amortisation	90.6	90.5	
GROUP EBITDA	219.7	170.0	(22.6)%
Exceptional items	15.0	90.1	
Exchange impact (1)	-	6.4	
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS AT CONSTANT EXCHANGE RATE (1)	234.7	266.5	13.5%
Exchange impact (1)	-	(6.4)	
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS	234.7	260.1	10.8%
GROUP EBITDA MARGIN BEFORE EXCEPTIONAL ITEMS	29.8%	30.9%	

</TABLE>

(1) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange rate impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

4. RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

An analysis of our results for the nine months ended 31 December 2002 and 2003 separating out exceptional items is as follows:

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER					
	2002			2003		
	ORDINARY ITEMS	EXCEPTIONAL ITEMS	TOTAL	ORDINARY ITEMS	EXCEPTIONAL ITEMS	TOTAL
	(POUND)M	(POUND)M	(POUND)M	(POUND)M	(POUND)M	(POUND)M
<S>	<C>	<C>	<C>	<C>	<C>	
GROSS PROFIT	434.2	-	434.2	456.8	-	456.8
Distribution costs	(25.6)	-	(25.6)	(24.9)	-	(24.9)
Administrative costs	(264.5)	(15.0)	(279.5)	(262.3)	(90.1)	(352.4)
OPERATING PROFIT (LOSS)	144.1	(15.0)	129.1	169.6	(90.1)	79.5
Net interest payable	(182.1)	-	(182.1)	(112.6)	(58.4)	(171.0)
(LOSS) PROFIT BEFORE TAXATION	(38.0)	(15.0)	(53.0)	57.0	(148.5)	(91.5)
Taxation (charge) credit	(7.9)	2.3	(5.6)	(25.9)	37.2	11.3
(LOSS) PROFIT FOR THE PERIOD	(45.9)	(12.7)	(58.6)	31.1	(111.3)	(80.2)

Exceptional administrative costs in the nine months ended 31 December 2003 relate to costs incurred in connection with our global offer. Of the (pound)90.1 million exceptional administrative costs, (pound)35.3 million relates to our UK business and (pound)54.8 million to our US business. Exceptional administrative costs in the nine months ended 31 December 2002 relate to costs incurred in connection with the initial public offering withdrawn in July 2002. Of the (pound)15.0 million exceptional administrative costs, (pound)14.7 million was charged to our UK business and (pound)0.3 million was charged to our US business. The exceptional interest payable in the nine months ended 31 December 2003 comprises (pound)19.7 million senior debt redemption premium and (pound)38.7 million accelerated amortisation of deferred financing fees on our debt repaid in July and August 2003 and arrangement fees for the undrawn revolving credit facility. The exceptional tax credits in the nine months ended 31 December 2003 and 2002 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

5. TAXATION

The effective tax rate for the period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	NINE MONTHS ENDED 31 DECEMBER	
	2002	2003
	(POUND)M	(POUND)M
(Loss) profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(11.4)	17.1
Effects of:		
Non-allowable goodwill amortisation	15.3	15.7
US tax losses	-	(5.1)
Other permanent differences	4.0	(1.8)
	7.9	25.9

Exceptional items multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(4.5)	(44.6)
Effects of:		
Items not allowed for tax purposes	2.2	7.4
	(2.3)	(37.2)
NET CHARGE (CREDIT) ON (LOSS) PROFIT BEFORE TAX	5.6	(11.3)

</TABLE>

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

6. INTERIM DIVIDEND PER SHARE

The interim dividend of 3.0 pence per share (2002 - (pound) nil) was payable on 21 December 2003 to shareholders registered at the close of business on 21 November 2003 and amounted to (pound)20.8 million (2002 - (pound) nil).

7. NET DEBT

ANALYSIS OF NET DEBT

<TABLE>
<CAPTION>

<S>	AT 31 MARCH 2003 (POUND)M <C>	AT 31 DECEMBER 2003 (POUND)M <C>
Long-term loans and other borrowings falling due after more than one year	2,286.0	1,207.0
Short-term borrowings and long-term loans and other borrowings falling due within one year	112.8	80.9
Total debt	2,398.8	1,287.9
Cash at bank and in hand	(30.1)	(128.5)
NET DEBT AT END OF PERIOD	2,368.7	1,159.4

RECONCILIATION OF MOVEMENT IN NET DEBT

	TOTAL CASH LESS BANK OVERDRAFT (POUND)M	DEBT DUE WITHIN ONE YEAR EXCLUDING BANK OVERDRAFT (POUND)M	DEBT DUE AFTER ONE YEAR (POUND)M	NET DEBT (POUND)M
AT 31 MARCH 2003	30.1	(112.8)	(2,286.0)	(2,368.7)
Cash inflow from operating activities less interest, redemption premium and taxation paid and capital expenditures	81.1	-	19.0 (a)	100.1
Cash outflow on acquisitions	(5.8)	-	-	(5.8)
Dividends paid	(20.8)	-	-	(20.8)
Net proceeds from shares issued	409.9	-	-	409.9
Loans converted to equity	-	-	737.4	737.4
Borrowings repaid	(1,378.4)	112.8	1,265.6	-
New loans acquired	1,031.0	(80.9)	(950.1)	-
Finance fees paid	(16.4)	-	16.4	-
Non-cash charges	-	-	(73.3)	(73.3)
Currency movements	(2.2)	-	64.0	61.8
AT 31 DECEMBER 2003	128.5	(80.9)	(1,207.0)	(1,159.4)

</TABLE>

(a) The (pound)94.8 million of interest paid in the financial period included (pound)19.0 million of interest that had been capitalised as long-term debt.

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

8. LOANS AND OTHER BORROWINGS

	AT 31 MARCH 2003 (POUND)M	AT 31 DECEMBER 2003 (POUND)M
AMOUNTS FALLING DUE WITHIN ONE YEAR		
Senior credit facilities	111.8	80.0
Net obligations under finance leases	1.0	0.9
TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR	112.8	80.9
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR		
Senior credit facilities	1,013.7	918.2
Senior notes:		
Senior sterling notes	250.0	162.5
Senior dollar notes	126.7	72.9
Senior discount dollar notes	118.2	75.0
Shareholder deep discount bonds	717.2	-
Vendor loan notes	108.3	-
TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	2,334.1	1,228.6
Unamortised finance fees	(48.1)	(21.6)
NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	2,286.0	1,207.0
NET LOANS AND OTHER BORROWINGS	2,398.8	1,287.9

Also see note 7 for details of the repayment of our senior debt.

9. CHANGES IN EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

	SHARE CAPITAL (POUND)M	SHARE PREMIUM (POUND)M	OTHER RESERVES (POUND)M	PROFIT AND LOSS ACCOUNT (a) (POUND)M	TOTAL (POUND)M
BALANCE AT 31 MARCH 2003	0.1	1.0	0.1	(125.5)	(124.3)
Loss for the financial period	-	-	-	(80.2)	(80.2)
Dividend paid	-	-	-	(20.8)	(20.8)
Issue of ordinary shares	6.9	1,181.0	-	-	1,187.9
Equity offset in respect of employee share options	-	-	-	10.5	10.5
Currency movements (b)	-	-	-	(51.2)	(51.2)
BALANCE AT 31 DECEMBER 2003	7.0	1,182.0	0.1	(267.2)	921.9

(a) The company Yell Group plc has distributable reserves of(pound)736.3 million at 31 December 2003.

(b) The cumulative foreign currency translation adjustment was an(pound)88.9 million loss at 31 December 2003 (31 March 2003 -(pound)37.7 million loss).

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

10. EARNINGS (LOSS) PER SHARE

<TABLE>
<CAPTION>

	LOSS PER SHARE	PRO FORMA INTEREST ADJUST-MENTS NET OF TAX (A)	EXCEPTIONAL COSTS NET OF TAX (B)	AMORTISATION (C)	PRO FORMA EARNINGS PER SHARE BEFORE EXCEPTIONAL COSTS AND AMORTISATION
NINE MONTHS ENDED 31 DECEMBER 2003					
<S>	<C>	<C>	<C>	<C>	<C>
Group profit (loss) for the financial period ((pound)m)	(80.2)	21.1	111.3	73.3	125.5
Weighted average number of issued ordinary shares (millions)	529.9	165.0			694.9
BASIC EARNINGS (LOSS) PER SHARE (PENCE)	(15.1)				18.1
Effect of share options (pence)	-				(0.3)
DILUTED EARNINGS (LOSS) PER SHARE (PENCE)	(15.1)				17.8
NINE MONTHS ENDED 31 DECEMBER 2002					
Group profit (loss) for the financial period ((pound)m)	(58.6)	55.9	12.7	73.7	83.7
Weighted average number of issued ordinary shares (millions)	261.1	436.5			697.6
BASIC EARNINGS (LOSS) PER SHARE (PENCE)	(22.4)				12.0
Effect of share options (pence)	-				(0.2)
DILUTED EARNINGS (LOSS) PER SHARE (PENCE)	(22.4)				11.8

</TABLE>

(a) The group losses have been adjusted to reflect what interest charges might have been had the long-term debt we repaid as a result of the initial public offering been repaid on 31 March 2002. Interest has been added back in relation to our shareholder deep discount bonds, vendor loan notes, 35% of our senior notes redeemed on 18 August 2003 and approximately (pound)48.3 million of senior credit facilities repaid from the proceeds of the initial public offering . All interest adjustments have been tax affected at the UK corporation tax rate of 30%. The weighted average number of shares have been adjusted as though the initial public offering happened on 31 March 2002.

(b) Exceptional costs are explained in note 4.

(c) Amortisation charges presented are not adjusted for tax. The adjustment would have been (pound)64.9 million, as opposed to (pound)73.3 million, and (pound)64.6 million, as opposed to (pound)73.7 million, in 2003 and 2002, respectively, if the tax effect from tax allowable amortisation in the United States had been taken into account. Accordingly, the diluted earnings (loss) per share would have been 16.5 pence, as opposed to 17.8 pence, in the nine months ended 31 December 2003.

16

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

11. RELATED PARTY TRANSACTIONS

Transaction and monitoring fees charged to the Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were (pound)12.9 million each for the nine months ended 31 December 2003, excluding VAT. No transaction or monitoring fees were payable after 15 July 2003, the date of the initial public offering. Both parties ceased being related parties on 6 January 2004, when they sold their equity interests in the Yell Group.

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Our consolidated financial information is prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain respects from those applicable in the United States ("US GAAP"). Differences result primarily from acquisition accounting, which affects the accounting for directories in progress, goodwill and other intangibles and taxation. Timing differences also arise when recognising certain costs associated with directories in progress, interest that is fixed by derivative financial instruments, and deferred tax assets associated with net operating losses in the United States. Differences in accounting for pensions arise from the requirements to use different actuarial methods and assumptions. Differences in accounting for our share options arise from the requirement to use option pricing models to value options under US GAAP in circumstances where the options are valued at (pound)nil value under UK GAAP.

The following information summarises estimated adjustments, gross of their tax effect, which reconcile net loss and shareholders' deficit from that reported under UK GAAP to that which would have been recorded had US GAAP been applied.

NET LOSS

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER	
	2002	2003
	(POUND)M	(POUND)M
<S>	<C>	<C>
Loss for the financial period under UK GAAP	(58.6)	(80.2)
Adjustment for:		
Directories in progress		
-Deferred costs	(25.0)	(28.7)
-Acquisition accounting(a)	(24.2)	-
Pensions	(1.9)	(6.9)
Goodwill	74.6	73.3
Other intangible assets	(92.4)	(70.2)
Derivative financial instruments	(12.7)	21.2
Employee option costs	-	(0.6)
Deferred taxation	32.7	13.2
Other	-	(1.9)
NET LOSS AS ADJUSTED FOR US GAAP	(107.5)	(80.8)

</TABLE>

(a) Represents adjustments that arose as a result of acquisitions.

<PAGE>
YELL GROUP PLC AND SUBSIDIARIES

NOTES TO THE FINANCIAL INFORMATION (CONTINUED)

12. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

<TABLE>
<CAPTION>

<S>	<C> AT 31 MARCH 2003 (POUND)M	<C> AT 31 DECEMBER 2003 (POUND)M
Equity shareholders' (deficit) funds under UK GAAP	(124.3)	921.9
Adjustment for:		
Directories in progress	(92.6)	(114.0)
Pensions	7.7	0.8
Additional minimum pension liability	(35.8)	(35.8)
Goodwill	(646.7)	(557.0)
Other intangible assets	842.0	745.3
Derivative financial instruments	(24.9)	(3.7)
Employee option costs	-	(0.6)
Deferred taxation	(223.9)	(204.2)
Other	2.9	1.0
EQUITY SHAREHOLDERS' (DEFICIT) FUNDS AS ADJUSTED FOR US GAAP	(295.6)	753.7

</TABLE>

13. LITIGATION

On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the company is considerably less than likely. We do not believe that there are any pending legal proceedings that would have a material adverse effect on the financial position or results of the Group.

<PAGE>
NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media. During the last financial year ended 31 March 2003, Yell acquired McLeodUSA Media Group and National Directory Company.

In the financial year ended 31 March 2003, Yell published 94 directories in the UK and 525 in the US. In the UK, it is a clear market leader, serving more than 450,000 unique advertisers. In the US, it is the leading independent directories business, serving more than 360,000 advertisers.

Yell's brands in the UK are Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7, and in the US are Yellow Book and Yellowbook.com, all of which are trademarks.


Heritage Health Systems, Inc. (Holding Company)
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United HealthCare Services, Inc. (Admin. Services Agreement)
PSO Management, LLC (MSO for SelectCare)
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SelectCare of Texas, LLC (Provider Sponsored Organization)
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United HealthCare Insurance Company (Quota Share Reinsurance Agreement for Behavioral Health Services
HHS of Texas Management, Inc. (MSO)
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Golden Triangle Physician Alliance 501(a) Corp. (Individual Practice Association) Beaumont
Heritage Physician Network 501(a) Corp. (Individual Practice Association) Houston
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HHS Texas Management, LP (Administrative Services Agreement)
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HHS Texas Management, LP (Sub-manager)
Southeast Texas Medical Associates (Local Physician Organization) BEAUMONT
SEMNet, PLLC (Local Physician Organization) HOUSTON
Memorial Clinical Associates (Local Physician Organization) HOUSTON
HHS Texas Management, LP (Sub-manager)

173846v1

EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AT AND FOR
THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2003

References to "we", "us", "our", "Yell", "the Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries. Except as otherwise indicated these terms also refer to the business of McLeodUSA Media Group, Inc. ("McLeod") and its subsidiaries acquired on 16 April 2002 and, after 31 December 2002, the business of National Directory Company ("NDC").

The following information should be read in conjunction with the unaudited financial information for the Yell Group. The attached financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). UK GAAP differs in certain important respects from accounting principles generally accepted in the United States ("US GAAP").

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 1 July 2003 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

INTRODUCTION

The Yell Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States.

<PAGE>
SUMMARY RESULTS

<TABLE>
<CAPTION>

	THREE MONTHS ENDED 31 DECEMBER 2002	THREE MONTHS ENDED 31 DECEMBER 2003	CHANGE	NINE MONTHS ENDED 31 DECEMBER 2002	NINE MONTHS ENDED 31 DECEMBER 2003	CHANGE
	((POUND) IN MILLIONS)			(POUND) IN MILLIONS)		
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Turnover	256.2	272.7	6.4%	787.1	841.3	6.9%
Cost of sales	(119.1)	(133.4)	12.0%	(352.9)	(384.5)	9.0%
Gross profit	137.1	139.3	1.6%	434.2	456.8	5.2%
Distribution costs	(8.1)	(7.7)	(4.9)%	(25.6)	(24.9)	(2.7)%
Administrative costs (including exceptional items)	(90.8)	(89.0)	(2.0)%	(279.5)	(352.4)	26.1%
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS	38.2	42.6	11.5%	144.1	169.6	17.7%
Exceptional administrative costs	-	-		(15.0)	(90.1)	
OPERATING PROFIT	38.2	42.6	11.5%	129.1	79.5	(38.4)%
(LOSS) PROFIT FOR THE FINANCIAL PERIOD BEFORE EXCEPTIONAL ITEMS	(28.6)	9.0		(45.9)	31.1	
(LOSS) PROFIT FOR THE FINANCIAL PERIOD	(28.6)	9.0		(58.6)	(80.2)	
Gross profit margin (%)	53.5	51.1		55.2	54.3	
EBITDA (1)	69.1	72.5	4.9%	219.7	170.0	(22.6)%
EBITDA margin (%)	27.0	26.6		27.9	20.2	
EBITDA before exceptional items (2)	69.1	72.5	4.9%	234.7	260.1	10.8%
EBITDA margin before exceptional items (%)	27.0	26.6		29.8	30.9	
Cash inflow from operations before exceptional items and cash paid to parent for shares, less capital expenditure	79.0	84.1	6.5%	222.9	237.8	6.7%
Cash conversion (%) (3)	114.3	116.0		95.0	91.4	

</TABLE>

----

(1) EBITDA comprises total operating profit before depreciation and amortisation, both being non-cash items. EBITDA is not a measurement of performance under UK or US GAAP and you should not consider EBITDA as an alternative to (a) operating profit or net profit/(loss) (as determined in accordance with generally accepted accounting principles), (b) cash flows from operating, investing or financing activities (as determined in accordance with generally accepted accounting principles), or as a measure of our ability to meet cash needs or (c) any other measures of performance under generally accepted accounting principles. EBITDA is not a direct measure of our liquidity, which is shown by the Group's cash flow statement and needs to be considered in the context of our financial commitments. EBITDA may not be indicative of our historical operating results and is not meant to be predictive of our potential future results. We believe that EBITDA is a measure commonly reported and widely used by investors in comparing performance on a consistent basis without regard to depreciation and amortisation, which can vary significantly depending upon accounting methods (particularly when acquisitions have occurred) or non-operating factors. Accordingly, EBITDA has been disclosed in this financial information to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our ability to service our debt. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".

(2) EBITDA before exceptional items comprises EBITDA as described above and excludes expenses incurred in connection with the initial public offering by our parent company, Yell Group plc and subsidiaries, of (pound)90.1 million in the nine months ended 31 December 2003 (nine months ended 31

December 2002 - (pound)15.0 million expenses of our parent company's withdrawn initial public offering).

(3) Cash conversion represents cash flow from operations before exceptional items and cash paid to parent for shares, less capital expenditure, as a percentage of EBITDA before exceptional items. We believe cash conversion is a relevant measure used by companies to assess performance as it gives a relative measure of the efficiency with which EBITDA is converted into cash. Cash conversion should not be considered by investors as an alternative to group operating profit or profit on ordinary activities before taxation as an indicator of operating performance or as an alternative to cash flow from operating activities. See "Group Operating Profit, EBITDA and EBITDA before Exceptional Items".

<PAGE>
YELL GROUP OPERATIONAL INFORMATION

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER		
	2002	2003	CHANGE
<S>	<C>	<C>	<C>
UK printed directories			
Unique advertisers (1)	332,103	352,711	6.2%
Directory editions published (2)	67	68	
Unique advertiser retention rate (%) (3)	79	78	
Turnover per unique advertiser ((pound))	1,221	1,185	(2.9)%
US printed directories			
Unique advertisers (1)	279,179	311,708	11.7%
Directory editions published	384	390	
Unique advertiser retention rate (%) (3)	70	69	
Turnover per unique advertiser ($)	1,922	2,083	8.4%
Other UK products and services			
Yell.com page impressions for December (in millions)	30	46	53.3%
Yell.com searchable advertisers as at 31 December (4)	n/a	93,811	

</TABLE>

----

(1) Number of unique advertisers in printed directories that were recognised for turnover purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

As a result of the progress in the United States towards integrating our customer database, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to a significant overall elimination of duplicate records of unique advertisers, resulting in a restatement of the prior year unique advertisers. There remains some overlap in reporting unique advertisers between Yellow Book and the former McLeod directories that we expect to be removed. However, these improvements have not affected the reporting of our financial results.

(2) The Yellow Pages directory editions increased as a result of rescoping the Colchester directory into two directories, Ipswich and Colchester.

(3) The proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States, this measure is based on unique directory advertisers. The 2002 retention rate is for Yellow Book only, prior to the acquisition of McLeod, while the 2003 retention rate is for Yellow Book, including the former McLeod directories.

(4) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. It excludes advertisers who purchase products such as banners and domain names. This information is not available for 2002 because new systems were being put in place during that period.

<PAGE>
TURNOVER

<TABLE>
<CAPTION>

	THREE MONTHS ENDED 31 DECEMBER			NINE MONTHS ENDED 31 DECEMBER		
	2002 (1)	2003	CHANGE	2002 (1)	2003	CHANGE
	((POUND) IN MILLIONS)			((POUND) IN MILLIONS)		
<S>	<C>	<C>	<C>	<C>	<C>	
UK printed directories	118.9	122.6	3.1%	405.4	417.8	3.1%
Other UK products and services	11.6	10.3	(11.2)%	31.4	29.7	(5.4)%
TOTAL UK TURNOVER	130.5	132.9	1.8%	436.8	447.5	2.4%
US printed directories:						
US printed directories at constant exchange rate (2)	125.7	151.5	20.5%	350.3	423.9	21.0%
Exchange impact (2)	-	(11.7)		-	(30.1)	
TOTAL US TURNOVER	125.7	139.8	11.2%	350.3	393.8	12.4%
GROUP TURNOVER	256.2	272.7	6.4%	787.1	841.3	6.9%

</TABLE>

----

(1) Prior period results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Group turnover during the nine months ended 31 December 2003 increased by (pound)54.2 million, or 6.9%, compared to the same period last year (1), reflecting, in particular, the increased turnover during the period from US printed directories, which grew by (pound)43.5 million.

We recognise turnover from advertising sales for each printed directory on completion of delivery of each directory.

UK Turnover

Total UK turnover grew by 2.4% from last year. Excluding the effects of our discontinued products, total UK turnover grew 3.6% from last year.

Turnover from UK printed directories increased by (pound)12.4 million, or 3.1%, despite an average reduction in prices of 4.8% as a result of the price cap (2) of RPI minus 6% applicable to Yellow Pages directories.

----

1 Throughout this report, unless otherwise indicated, references to "for the nine months" or the "nine month period" are to the nine months ended 31 December 2003 and references to "last year", the "prior year" or the "prior period" are to the corresponding period in the previous financial year.

2 Effective from January 2002 and pursuant to undertakings given to the UK Secretary of State for Trade and Industry in July 1996, we are required to cap the rates charged for advertising sold after that date in our UK printed consumer classified directories at the Retail Price Index ("RPI") minus 6% for an expected period of four years from January 2002. During the nine months ended 31 December 2002 and 2003, the average price of advertising in our Yellow Pages decreased by 4.4% and 4.8%, respectively. We are not subject to any regulatory price constraints in the United States. The relevant price cap applied to approximately 50.1% and 48.1% of our Group turnover in the nine months ended 31 December 2002 and 2003, respectively.

4

<PAGE>
Our growth reflected a 6.2% increase in the number of unique advertisers from 332,103 to 352,711, as a result of the continued success of our first-year advertiser discount programmes and our ability to retain 78% of existing customers. We attracted 82,334 new advertisers for the nine months as compared to 71,466 last year, and are on track to exceed 100,000 new customers for the full year for the fourth sucessive year.

Turnover per unique advertiser in our UK printed directories decreased from (pound)1,221 to (pound)1,185. This reflects the growth in new advertisers, in addition to the price cap. Our experience is that the value of new advertisers grows over future years.

Turnover from our online directory service increased by (pound)3.5 million, or 23.6%, from (pound)14.8 million to (pound)18.3 million. This increase was partially offset by the sale of Yell Data, our data-service business, and the ending of our contract with BT to sell advertising in its phone books.

US Turnover

US turnover increased by (pound)43.5 million, or 12.4%, from (pound)350.3 million last year to (pound)393.8 million. Turnover was negatively affected by (pound)30.1 million from a weakening US dollar. On a constant US dollar basis, US turnover grew by (pound)73.6 million, or 21.0%. The effective exchange rates were approximately $1.65 to (pound)1.00 in the nine months to 31 December 2003 and $1.53 to (pound)1.00 last year.

The Group had 311,708 unique advertisers in the United States for the nine months ended 31 December 2003 compared to 279,179 in the prior year. Average turnover per unique advertiser grew 8.4% from $1,922 to $2,083.

Same-market growth of 9.9% has grown from 4.1% last year in spite of unique market conditions in Manhattan, where we publish one of our largest US directories. Excluding the Manhattan directory, same-market growth would have been 10.6%, up from 4.7% last year. NDC books published in the first nine months of the current year are treated as acquisitions published for the first time and are not included in the same-market growth results.

The former McLeod directories are now performing in line with Yellow Book same-market growth, excluding the Manhattan directory. We believe that this growth reflects the benefits of integration of the former McLeod directories into the Yell Group and the adoption of the Yellow Book sales approach. The first nine months included five former McLeod metro-market relaunch directories, which achieved growth in turnover in excess of 55%. Same-market growth excluding relaunched directories and the Manhattan directory was 9.0%.

<PAGE>
Remaining growth was due to five new directory launches (contributing 1.1% to the growth), one directory published for the first time after acquisition and the inclusion of a full nine months of results of acquisitions of McLeod and NDC (contributing 11.1% to the growth). This was offset by a few directories which were moved into future periods (reducing growth by 1.2%) for inclusion in rescopes and to balance production schedules as a result of the integration of the former McLeod directories.

COST OF SALES

<TABLE>
<CAPTION>

	THREE MONTHS ENDED 31 DECEMBER			NINE MONTHS ENDED 31 DECEMBER		
	2002 (1)	2003	CHANGE	2002 (1)	2003	CHANGE
	((POUND) IN MILLIONS)			((POUND) IN MILLIONS)		
<S>	<C>	<C>	<C>	<C>	<C>	<C>
UK printed directories	46.7	52.4	12.2%	144.2	158.5	9.9%
Other UK products and services	5.3	3.1	(41.5)%	12.1	9.2	(24.0)%
TOTAL UK COST OF SALES	52.0	55.5	6.7%	156.3	167.7	7.3%
US printed directories:						
US printed directories at constant exchange rate (2)	67.1	84.4	25.8%	196.6	233.7	18.9%
Exchange impact (2)	-	(6.5)		-	(16.9)	
TOTAL US COST OF SALES	67.1	77.9	16.1%	196.6	216.8	10.3%
COST OF SALES	119.1	133.4	12.0%	352.9	384.5	9.0%

</TABLE>

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(1) Prior period results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

We recognise the cost of sales for each directory on completion of delivery of that directory.

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper, printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

Cost of sales for the UK business increased by (pound)11.4 million, or 7.3%, to (pound)167.7 million in the nine months ended 31 December 2003 from (pound)156.3 million last year. Cost of sales as a percentage of turnover was 37.5% as compared to 35.8% for the corresponding period in the prior financial year. The increase in cost of sales as a percentage of turnover is mainly a result of increased investment in our sales efforts to drive growth in customer numbers and higher advertisement volumes.

<PAGE>
The (pound)37.1 million, or 18.9%, increase in cost of sales at a constant exchange rate for US printed directories reflected the full integration of acquisitions. Cost of sales for US printed directories as a percentage of related turnover and at a constant exchange rate was 55.1% as compared to 56.1% last year. In the three months ended 31 December 2003, cost of sales as a percentage of related turnover and at a constant exchange rate was 55.7% as compared to 53.4% last year. This increase was mainly the result of one-off costs associated with the consolidation of the former McLeod systems. Paper, printing and binding, and pre-press costs as a percentage of turnover for the nine months ended 31 December 2003 of 21.2% decreased from 22.2% last year, with the increases in paper prices more than offset by benefits arising from the integration of the McLeod acquisition and cost savings from volume price reductions.

Our consolidated bad debt expense was (pound)47.7 million, or 5.7% of Yell Group turnover in the nine months ended 31 December 2003, as compared to (pound)44.7 million, or 5.7%, last year. The charge for UK bad debts was 4.6% of UK printed directories and other products and services turnover compared to 4.3% last year. The US bad debt expense was 6.9% of US printed directories turnover in the nine months ended 31 December 2003, as compared to 7.4% for the same period in the prior financial year, reflecting the more developed US directory profile and the relatively low level of launches. Our fourth quarter bad debt expense is expected to increase compared to the first nine months as in previous years, reflecting the more intensive launch programme.

GROSS PROFIT AND GROSS PROFIT MARGIN

<TABLE>
<CAPTION>

	THREE MONTHS ENDED 31 DECEMBER			NINE MONTHS ENDED 31 DECEMBER		
	2002 (1)	2003	CHANGE	2002 (1)	2003	CHANGE
	((POUND) IN MILLIONS)			((POUND) IN MILLIONS)		
<S>	<C>	<C>	<C>	<C>	<C>	<C>
UK printed directories	72.2	70.2	(2.8)%	261.2	259.3	(0.7)%
Other UK products and services	6.3	7.2	14.3%	19.3	20.5	6.2%
TOTAL UK GROSS PROFIT	78.5	77.4	(1.4)%	280.5	279.8	(0.2)%
US printed directories:						
US printed directories at constant exchange rate (2)	58.6	67.1	14.5%	153.7	190.2	23.7%
Exchange impact (2)	-	(5.2)		-	(13.2)	
TOTAL US GROSS PROFIT	58.6	61.9	5.6%	153.7	177.0	15.2%
GROSS PROFIT	137.1	139.3	1.6%	434.2	456.8	5.2%
GROSS PROFIT MARGIN (%)						
UK operations	60.2	58.2		64.2	62.5	
US operations	46.6	44.3		43.9	44.9	
GROUP TOTAL (%)	53.5	51.1		55.2	54.3	

</TABLE>

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(1) Prior period results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period. Exchange impact is the difference between the results reported at a constant exchange rate and the actual results reported using current year exchange rates.

Gross profit as a percentage of Group turnover was 54.3% for the nine months ended 31 December 2003 as compared to 55.2% last year.

7

<PAGE>
Our printed directories business in the United Kingdom, which we view as more developed than that in the United States, and which covers substantially all of the United Kingdom, has historically had higher gross profit margins than those in the United States. In the United States, the different market dynamics and the younger portfolio result in lower gross profit margins. In the nine months ended 31 December 2003, for example, our gross profit margin for our UK operations was 62.5%, compared to 44.9% for our US operations. Our overall gross profit margin is therefore affected and will continue to be affected by lower gross profit margins in the United States to the extent our US operations continue to form an increasing portion of the geographic mix of our business.

DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

Our distribution costs consist mainly of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Distribution costs decreased by (pound)0.7 million, or 2.7%, from (pound)25.6 million in the nine months ended 31 December 2002 (3.3% of Group turnover) compared to (pound)24.9 million (3.0% of Group turnover) in the nine months ended 31 December 2003. The reduction in distribution costs was primarily due to a weakening dollar, which reduced US distribution costs by (pound)1.2 million. Group distribution costs grew 2.0% at a constant exchange rate.

Our administrative costs consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing costs represent our most significant discretionary expenses.

Administrative costs, including exceptional items, increased by (pound)72.9 million, or 26.1%, from (pound)279.5 million in the nine months ended 31 December 2002 to (pound)352.4 million in the nine months ended 31 December 2003. The increase was largely due to:

o the expensing of (pound)57.0 million for employee incentive plans, which were contingent upon our parent company's initial public offering in July 2003;

o the expensing of (pound)28.9 million in fees, including VAT, paid to the previous owners as a result of the initial public offering;

o the expensing of (pound)4.2 million for other exceptional costs; and

o the effects of foreign exchange movements.

These increases were partially offset by the absence of (pound)15.0 million in costs incurred for the withdrawn initial public offering of our parent company in July 2002.

<PAGE>
GROUP OPERATING PROFIT, EBITDA AND EBITDA BEFORE EXCEPTIONAL ITEMS

<TABLE>
<CAPTION>

	THREE MONTHS ENDED 31 DECEMBER			NINE MONTHS ENDED 31 DECEMBER		
	2002 (1)	2003	CHANGE	2002 (1)	2003	CHANGE
	((POUND) IN MILLIONS)			((POUND) IN MILLIONS)		
<S>	<C>	<C>		<C>	<C>	
UK OPERATIONS						
Operating profit, including exceptional items	23.1	22.9		98.6	81.7	
Depreciation and amortisation	17.6	17.1		52.6	51.9	
UK OPERATIONS EBITDA	40.7	40.0		151.2	133.6	
Exceptional items	-	-		14.7	35.3	
UK OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS	40.7	40.0	(1.7)%	165.9	168.9	1.8%
US OPERATIONS						
Operating profit (loss), including exceptional items	15.1	19.7		30.5	(2.2)	
Depreciation and amortisation	13.3	12.8		38.0	38.6	
US OPERATIONS EBITDA	28.4	32.5		68.5	36.4	
Exceptional items	-	-		0.3	54.8	
US OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS	28.4	32.5	14.4%	68.8	91.2	32.6%
US OPERATIONS EBITDA BEFORE EXCEPTIONAL ITEMS AT CONSTANT EXCHANGE RATE (2)	28.4	34.9	22.9%	68.8	97.6	41.9%
GROUP						
Operating profit, including exceptional items	38.2	42.6		129.1	79.5	
Depreciation and amortisation	30.9	29.9		90.6	90.5	
GROUP EBITDA	69.1	72.5	4.9%	219.7	170.0	(22.6)%
GROUP						
Operating profit before exceptional items	38.2	42.6		144.1	169.6	
Depreciation and amortisation	30.9	29.9		90.6	90.5	
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS	69.1	72.5	4.9%	234.7	260.1	10.8%
GROUP EBITDA BEFORE EXCEPTIONAL ITEMS AT CONSTANT EXCHANGE RATE(2)	69.1	74.9	8.4%	234.7	266.5	13.5%
EBITDA MARGIN (%)						
UK operations	31.2	30.1		34.6	29.9	
US operations	22.6	23.2		19.6	9.2	
EBITDA MARGIN BEFORE EXCEPTIONAL ITEMS (%)						
UK operations	31.2	30.1		38.0	37.7	
US operations	22.6	23.2		19.6	23.2	

</TABLE>

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(1) Prior period results include McLeod from 16 April 2002, when it was acquired, and exclude NDC (acquired on 31 December 2002).

(2) Constant exchange rate states current period results at the same exchange rate as that used to translate the previous period's results for the corresponding period.

<PAGE>

EBITDA from UK operations before exceptional items increased by 1.8% to (pound)168.9 million from (pound)165.9 million, reflecting primarily the continued progress of Yell.com. Yell.com reported EBITDA of (pound)3.7 million for the nine months ended 31 December 2003 (operating profit of (pound)2.1 million with depreciation of (pound)1.6 million added back), compared to (pound)0.2 million in the prior year (operating loss of (pound)1.7 million with depreciation of (pound)1.9 million added back). UK printed directories EBITDA increased by 0.7% to (pound)167.4 million from (pound)166.3 million. Exceptional items of (pound)35.3 million in the nine months ended 31 December 2003 were incurred in connection with the initial public offering of our parent company in July 2003 and other non-recurring transaction charges, and (pound)14.7 million was charged in the previous financial year for the withdrawn initial public offering in July 2002.

US EBITDA was (pound)91.2 million, an increase of 32.6%, or 41.9% at a constant exchange rate. The US EBITDA margin increased from 19.6% to 23.2%, reflecting the continuing development of our directory portfolio and the realisation of integration benefits. We expect our fourth quarter margins to decline slightly, reflecting, as in previous years the more intensive launch programme in the fourth quarter.

Excluding the exceptional items in the nine months ended 31 December 2003 and 2002, Group EBITDA increased by (pound)25.4 million, or 10.8%, while we continued to invest to grow revenue. Excluding the exceptional items and at a constant exchange rate, Group EBITDA would have increased by (pound)31.8 million, or 13.5%. The Group EBITDA margin before exceptional items increased by 1.1 percentage points to 30.9%, driven by strong US performance.

NET INTEREST PAYABLE

Net interest expense was (pound)171.0 million. Net interest before exceptional items was (pound)112.6 million in the nine months ended 31 December 2003, compared to (pound)182.1 million last year. The exceptional items of (pound)58.4 million comprised (pound)27.7 million accelerated amortisation of deferred financing costs in connection with the repayment of the senior credit facilities on 15 July 2003 and senior notes on 18 August 2003; (pound)19.7 million early redemption of 35% of our senior notes on 18 August 2003; (pound)2.3 million arrangement fee on the undrawn revolving credit facility; and (pound)8.7 million exceptional charge from our parent company for accelerated amortisation of deferred financing fees. Net interest expense before exceptional items comprised (pound)78.0 million of net interest paid or to be paid within a six-month period, (pound)30.9 million of interest rolled up into our long-term debt and (pound)3.7 million of amortised financing costs.

TAXATION

Taxation before exceptional items was (pound)25.9 million for the nine months ended 31 December 2003 and (pound)7.9 million last year. Taxation is determined on taxable profits that do not reflect certain amortisation charges. Tax credits in the amount of (pound)37.2 million for the nine months ended 31 December 2003 and (pound)2.3 million last year were recognised as a benefit arising from exceptional items. Our future taxation charge will depend on our taxable income in the United Kingdom and the United States and our ability to continue using our net operating losses to offset our future taxable income in the United States.

<PAGE>
NET LOSS

The net loss was (pound)80.2 million for the nine months ended 31 December 2003 compared to a net loss of (pound)58.6 million for the same period in the prior year. Excluding the effect of the exceptional items, the net profit for the nine months ended 31 December 2003 would have been (pound)31.1 million compared to a net loss of (pound)45.9 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Apart from significant acquisitions, which we have funded through a combination of borrowings, cash from contributions from the investment funds which previously owned our parent company and cash flows from operations, we have funded our existing business largely from cash flows generated from our operations. We believe that we have sufficient working capital to meet our operating and capital expenditure requirements. In addition, we have access to a (pound)200 million revolving credit facility as part of the new senior credit facilities, which expires on 7 July 2008, of which none was drawn down during the period ended 31 December 2003.

Cash Flows

<TABLE>
<CAPTION>

	THREE MONTHS ENDED 31 DECEMBER		NINE MONTHS ENDED 31 DECEMBER	
	2002	2003	2002	2003
	((POUND) IN MILLIONS)		((POUND) IN MILLIONS)	
<S>	<C>	<C>	<C>	<C>
Net cash inflow from operating activities	75.6	88.5	221.5	183.1
Net cash outflow from returns on investments and servicing of finance	(33.6)	(33.2)	(113.6)	(148.5)
Taxation	(2.7)	(5.6)	(10.3)	(10.2)
Net cash outflow for capital expenditure and acquisitions	(46.6)	(10.0)	(478.2)	(23.7)
Net cash (outflow) inflow before financing	(7.3)	39.7	(380.6)	0.7
Net cash (outflow) inflow from financing	(79.1)	2.0	303.3	103.5
NET (DECREASE) INCREASE IN CASH	(86.4)	41.7	(77.3)	104.2

</TABLE>

Net cash inflow from operating activities for the nine months ended 31 December 2003 was (pound)183.1 million, compared with an inflow of (pound)221.5 million for the nine months ended 31 December 2002. The decrease in cash flows reflects the exceptional items paid and the effects of foreign exchange.

Net cash outflow from returns on investments and servicing of finance of (pound)148.5 million for the nine months ended 31 December 2003 comprises (pound)74.8 million of cash pay interest, (pound)19.6 million of rolled-up interest settled, (pound)19.7 million of premiums on the early redemption of senior notes, (pound)16.4 million in costs associated with the Group's refinancing and (pound)18.0 million in interest paid to the parent company.

Net cash outflow for capital expenditure and financial investment comprises capital expenditure on fixed assets and purchases of businesses, net of cash acquired. Capital expenditure in the nine months ended 31 December 2003 was (pound)17.9 million compared to (pound)11.6 million last year. We continued to augment our growth in the United States with further selective acquisitions totalling (pound)5.8 million in the first nine months of this year.

<PAGE>
On 16 April 2002, we purchased McLeod for $600.0 million ((pound)417.0 million) plus expenses of $10.0 million ((pound)6.9 million). We financed the McLeod acquisition through $250.0 million ((pound)173.7 million) of senior bank financing and a $250.0 million ((pound)173.7 million) bridge facility together with $88.3 million ((pound)61.3 million) of additional funds in the form of equity and subordinated non-cash pay loans from the funds that owned our parent company before the global offer described below, and $37.3 million ((pound)25.9 million) of unrestricted cash from our available cash balances.

Cash Conversion

The cash inflow from operations before exceptional items and cash payments to our parent for shares, less capital expenditure was (pound)237.8 million for the nine months ended 31 December 2003 and (pound)222.9 million last year, or a 6.7% increase. The underlying cash performance from our operations excludes payments of exceptional items included in our operating profit for the nine months ended 31 December 2003 and 2002 of (pound)70.6 million and (pound)13.0 million, respectively. It also excludes cash payments of (pound)2.0 million and (pound)nil in the nine months ended 31 December 2003 and 2002, respectively, to our parent company for shares used to settle operating costs. Cash conversion normally varies quarterly during the year according to timing of payments and receipts in relation to the phasing of EBITDA, and was 91.4% and 95.0% for the nine months to December 2003 and 2002, respectively. The conversion rate for the financial year is expected to return to a level similar to the 82% that we reported for the six months ended 30 September 2003.

Capital Resources

At 31 December 2003, we had cash of (pound)132.0 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of (pound)2,032.8 million at 31 December 2003, as set out below.

	((POUND) IN MILLIONS)
Long-term loans and other borrowings	
Term Loan A1 - denominated in sterling	664.0
Term Loan A2 - denominated in US dollars	334.2
Senior notes	310.4
Other	0.9
Total debt owed to third parties	1,309.5
Subordinated parent company loans	876.9
Total debt, including subordinated parent company loans	2,186.4
Unamortised financing costs	(21.6)
Total debt, net of unamortised financing costs	2,164.8
Cash at bank	(132.0)
NET DEBT AT END OF THE PERIOD	2,032.8

Our Parent Company's Global Offer and Refinancing

On 15 July 2003, our parent company, Yell Group plc, completed raising (pound)433.6 million (gross proceeds) through a global offer of shares to institutional investors, also referred to as an "initial public offering" or "IPO".

<PAGE>
Our parent company passed (pound)300.4 million of net proceeds to us. We used these monies to pay (pound)79.6 million of exceptional costs; to repay (pound)48.3 million of debt under the senior credit facilities; and to redeem 35% ((pound)172.5 million) of the senior notes pursuant to the optional redemption features under the indentures. We replaced our remaining senior credit facilities with new senior credit facilities of (pound)664 million and $596 million and an undrawn revolving credit facility of (pound)200 million. As part of the refinancing, the subordinated parent company loan ceased bearing interest to reflect the fact that the equivalent amounts borrowed by our parent company were settled upon the initial public offering.

As a result of the capital-raising, we incurred a number of exceptional or one-off costs, including: cash and non-cash interest charges relating to premiums paid in connection with the redemption of the senior notes and to the write-off of deferred finance costs; charges relating to option grants under existing share ownership plans; fees paid to the owners of our parent company before the global offer; and other transaction fees and costs arising out of the offering. In addition, participants in a plan implemented for certain key employees of Yellow Book and its subsidiaries were entitled to a payment under the Yellow Book Phantom DDB Plan, under which the participants as a group are treated economically as if they had invested approximately (pound)32 million in the Yell Group in the same manner as the funds advanced by the owners of our parent company before the global offer. We recorded a compensation charge of $63 million ((pound)39 million) in connection with this. In satisfaction of those obligations, the plan participants exchanged their interests in the plan for equity in our parent company.

Debt Obligations

We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. No one has guaranteed our obligations under the senior notes or has any obligation to provide additional equity financing to us.

The terms of our senior credit facilities require us to maintain specified consolidated financial ratios for net total debt to earnings before interest, tax, depreciation and amortisation ("EBITDA", as defined in the senior credit facilities), EBITDA to net cash interest payable and, until 31 March 2005, net senior debt to EBITDA.

<PAGE>
OTHER MATTERS

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements other than the hedges discussed below.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the Senior Facilities Agreement dated 8 July 2003 we are required to have fixed or capped interest on at least 50% of net interest payments during the 21 months following each month end. This requirement ceases once the Group leverage ratio falls below 3.5 times. We have fixed interest on nearly 55% of the indebtedness under the senior credit facilities using interest rate swaps falling to 50% over the period to March 2006, with a review of this strategy on a quarterly basis. When combined with the fixed rate senior notes, we have fixed our interest rates on approximately 64% of our total gross debt until December 2005, falling to approximately 30% thereafter. At 31 December 2003, we had (pound)3.7 million net unrecognised losses on these instruments that will be recognised when the interest is paid.

All of these instruments are entered into for hedging purposes and, under UK GAAP, gains and losses on these instruments are deferred and only recognised in income when the underlying transaction is recorded. Such instruments have not been designated and do not qualify for hedge accounting under Statement of Financial Accounting Standards No 133 "Accounting for Derivative Instruments and Hedging Activities" for US GAAP purposes.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in US dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the US dollar and pounds sterling will affect the translation of the results of our operations into pounds sterling. The composition of our debt partially hedges exchange rate fluctuations, because 36.8% of our debt and 30.2% of our net interest expense are denominated in US dollars, thereby reducing our US EBITDA exposure by approximately 33%. We do not currently intend to hedge any foreign exchange rate risk relating to US dollar-denominated notes, although we will continue to review this practice.

<PAGE>
At 31 December 2003, we had (pound)474.0 million of borrowings denominated in US dollars net of deferred financing fees, and (pound)986.1 million of borrowings, also net of deferred financing fees, that accrue interest at variable rates, before taking into account hedging arrangements. At 31 December 2003, and after considering the effect of our post-IPO debt structure and hedging arrangements, if the annualised variable interest rates had been 1.0% higher or lower with no change in exchange rates, our interest charge for the nine months ended 31 December 2003 would vary by approximately (pound)3.4 million higher or lower, respectively, taking into account our hedging arrangements, or (pound)7.5 million higher or lower, respectively, without taking into account hedging arrangements. Further, taking into account our US dollar-denominated liabilities on our post-IPO debt structure, if the average US dollar/pound sterling exchange rate during the period had been $1.82 to (pound)1.00, for example, instead of $1.65 to (pound)1.00, the approximate rate effective for the nine months ended 31 December 2003, then our nine-month interest charge would have been approximately (pound)2.4 million lower.

Litigation

On 22 January 2004 Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA are misleading and have caused Verizon to lose revenue. We believe that the complaint is without merit and we will vigorously resist any claim for relief. We believe that a material adverse outcome to the company is considerably less than likely. We do not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or results of the Group.

International Financial Reporting Standards

In June 2002, the Council of Ministers of the European Union approved a regulation (the "Regulation") requiring all companies that are governed by the law of a Member State of the European Union and whose securities are admitted to trading on a regulated market of any Member State to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. The Regulation is to be effective for each financial year starting on or after 1 January 2005.

The International Accounting Standards Board issued IFRS 1, a standard on transition to IFRS, in June 2003. It is expected that there will be significant continuing developments in IFRS between now and 2005 and consequently there is uncertainty about exactly what IFRS will require in 2005. This uncertainty will be reduced as the International Accounting Standards Board finalises and publishes its standards on the first-time adoption of IFRS and other key areas such as business combinations and share-based payments.

In the meantime, the UK Accounting Standards Board is adopting a phased transition to the conversion of existing UK GAAP and plans to issue around 40 new standards or revisions to existing standards over the next two years, some of which have already been issued in the form of Financial Reporting Exposure Drafts ("FREDs"). It is also possible that by the implementation date set by the European Union, UK GAAP will not be fully aligned with IFRS.

<PAGE>
The Yell Group intends to adopt any standards arising from FREDs when they become effective and part of UK GAAP and intends to make a final transition to IFRS, to the extent necessary, on 1 April 2005. The Yell Group is monitoring the progress of the standard setters and is considering the effects that the issued standards will have on the Group's reporting systems and financial statements. Because of the uncertainties described above, the directors are not yet able to quantify these effects.

Recent US GAAP Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("the FASB") issued Statement of Financial Accounting Standards No 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under FASB Statement No 133, "Accounting for Derivative Instruments and Hedging Activities". This standard is effective prospectively for contracts entered into or modified after 30 June 2003 and prospectively for hedging relationships designated after 30 June 2003. Adoption of this standard has had no material effect on our results.

In May 2003, the FASB issued Statement of Financial Accounting Standards No 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This standard is effective prospectively for financial instruments entered into or modified after 31 May 2003 and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. This standard shall be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issue date of the standard and still existing at the beginning of the interim period of adoption. Adoption of this standard has had no material effect on our results.

Critical Accounting Estimates

In general, our accounting policies are consistent with those generally adopted by others operating within the same industry in the United Kingdom. Our accounting policies are set out in our audited financial statements contained within the Form 20-F filed with the SEC on 1 July 2003. A discussion of the most significant policies that require our management to make subjective and complex judgements or to consider matters that are inherently uncertain are also contained in that document.

CONSOLIDATED RESULTS OF OUR PARENT COMPANY

We have included the financial information of our parent company, Yell Group plc and its subsidiaries, as an exhibit with the consolidated financial information of Yell Finance B.V., in order to disclose what our parent company reports to the London Stock Exchange and to satisfy the requirement of our parent company to produce a UK GAAP to US GAAP reconciliation for US employees.

EXHIBIT 99.3

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

<TABLE>
<CAPTION>

(UNAUDITED)	NOTES	NINE MONTHS ENDED 31 DECEMBER 2002	NINE MONTHS ENDED 31 DECEMBER 2003
		((POUND) IN MILLIONS)	
<S>	<C>	<C>	<C>
TURNOVER	2	787.1	841.3
Cost of sales		(352.9)	(384.5)
GROSS PROFIT		434.2	456.8
Distribution costs		(25.6)	(24.9)
ADMINISTRATIVE COSTS			
Ordinary items		(264.5)	(262.3)
Exceptional items	4	(15.0)	(90.1)
		(279.5)	(352.4)
OPERATING PROFIT	3	129.1	79.5
NET INTEREST PAYABLE			
Ordinary items		(182.1)	(112.6)
Exceptional items	4	-	(58.4)
		(182.1)	(171.0)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(53.0)	(91.5)
TAXATION			
Before exceptional items	4,5	(7.9)	(25.9)
On exceptional items	4,5	2.3	37.2
		(5.6)	11.3
LOSS FOR THE FINANCIAL PERIOD	4,10	(58.6)	(80.2)

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(UNAUDITED)	NOTES	NINE MONTHS ENDED 31 DECEMBER 2002	NINE MONTHS ENDED 31 DECEMBER 2003
		((POUND) IN MILLIONS)	
Loss for the financial period	10	(58.6)	(80.2)
Currency movements	10	(36.3)	(51.2)
TOTAL RECOGNISED LOSSES FOR THE FINANCIAL PERIOD		(94.9)	(131.4)

</TABLE>

The accompanying unaudited condensed notes are an integral part of these financial statements.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

<TABLE>
<CAPTION>

(UNAUDITED)	NOTES	THREE MONTHS ENDED 31 DECEMBER 2002	2003
		((POUND) IN MILLIONS)	
<S>	<C>	<C>	<C>
TURNOVER	2	256.2	272.7
Cost of sales		(119.1)	(133.4)
GROSS PROFIT		137.1	139.3
Distribution costs		(8.1)	(7.7)
ADMINISTRATIVE COSTS			
Ordinary items		(90.8)	(89.0)
Exceptional items	4	-	-
		(90.8)	(89.0)
OPERATING PROFIT	3	38.2	42.6
NET INTEREST PAYABLE			
Ordinary items		(66.3)	(24.4)
Exceptional items	4	-	-
		(66.3)	(24.4)
(LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(28.1)	18.2
TAXATION			
Before exceptional items	4	(0.5)	(9.2)
On exceptional items	4	-	-
		(0.5)	(9.2)
(LOSS) PROFIT FOR THE FINANCIAL PERIOD	4,10	(28.6)	9.0

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

(UNAUDITED)	NOTES	THREE MONTHS ENDED 31 DECEMBER 2002	2003
		((POUND) IN MILLIONS)	
(Loss) profit for the financial period	10	(28.6)	9.0
Currency movements	10	(4.6)	(31.3)
TOTAL RECOGNISED LOSSES FOR THE FINANCIAL PERIOD		(33.2)	(22.3)

</TABLE>

The accompanying unaudited condensed notes are an integral part of these financial statements.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

<TABLE>
<CAPTION>

(UNAUDITED)	NOTES	NINE MONTHS ENDED 31 DECEMBER 2002	2003
		((POUND) IN MILLIONS)	
<S>	<C>	<C>	<C>
NET CASH INFLOW FROM OPERATING ACTIVITIES		221.5	183.1
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(97.5)	(112.4)
Redemption premium paid		-	(19.7)
Finance fees paid	6	(16.1)	(16.4)
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(113.6)	(148.5)
TAXATION		(10.3)	(10.2)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		(11.6)	(17.9)
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		(11.6)	(17.9)
ACQUISITIONS			
Purchase of subsidiary undertakings, net of cash acquired	6	(466.6)	(5.8)
NET CASH OUTFLOW FOR ACQUISITIONS		(466.6)	(5.8)
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING		(380.6)	0.7
FINANCING			
Issue of ordinary share capital and capital contributions received, net of issue costs	6	0.1	304.4
New loans issued	6	487.4	1,077.5
Borrowings repaid	6	(184.2)	(1,278.4)
NET CASH INFLOW FROM FINANCING		303.3	103.5
(DECREASE) INCREASE IN NET CASH IN THE PERIOD		(77.3)	104.2
Total operating profit		129.1	79.5
Depreciation		16.9	17.2
Goodwill amortisation		73.7	73.3
Increase in stocks		(25.4)	(29.1)
Decrease in debtors		8.0	30.6
Increase in creditors		19.2	1.1
Other non-cash items		-	10.5
NET CASH INFLOW FROM OPERATING ACTIVITIES		221.5	183.1

</TABLE>

The accompanying unaudited condensed notes are an integral part of these financial statements.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

<TABLE>
<CAPTION>

(UNAUDITED)	NOTES	THREE MONTHS ENDED 31 DECEMBER 2002	2003
		((POUND) IN MILLIONS)	
<S>	<C>	<C>	<C>
NET CASH INFLOW FROM OPERATING ACTIVITIES		75.6	88.5
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(29.3)	(32.9)
Finance fees paid	6	(4.3)	(0.3)
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(33.6)	(33.2)
TAXATION		(2.7)	(5.6)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Purchase of tangible fixed assets		(3.7)	(7.3)
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		(3.7)	(7.3)
ACQUISITIONS			
Purchase of subsidiary undertakings, net of cash acquired	6	(42.9)	(2.7)
NET CASH OUTFLOW FOR ACQUISITIONS		(42.9)	(2.7)
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING		(7.3)	39.7
FINANCING			
New loans issued	6	78.7	2.0
Borrowings repaid	6	(157.8)	-
NET CASH (OUTFLOW) INFLOW FROM FINANCING		(79.1)	2.0
(DECREASE) INCREASE IN NET CASH IN THE PERIOD		(86.4)	41.7
Total operating profit		38.2	42.6
Depreciation		5.9	5.8
Goodwill amortisation		25.0	24.1
Increase in stocks		(14.2)	(7.5)
Decrease in debtors		29.5	9.8
(Decrease) increase in creditors		(8.8)	13.7
NET CASH INFLOW FROM OPERATING ACTIVITIES		75.6	88.5

</TABLE>

The accompanying unaudited condensed notes are an integral part of these financial statements.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

<TABLE>
<CAPTION>

	NOTES	AT 31 MARCH 2003 (AUDITED)	AT 31 DECEMBER 2003 (UNAUDITED)
		((POUND) IN MILLIONS)	
<S>	<C>	<C>	<C>
FIXED ASSETS			
Intangible assets		1,824.1	1,670.3
Tangible assets		47.1	42.5
Investment		1.9	2.1
TOTAL FIXED ASSETS		1,873.1	1,714.9
CURRENT ASSETS			
Stocks		145.8	162.9
Debtors	7	461.4	433.0
Cash at bank and in hand	6	30.0	132.0
TOTAL CURRENT ASSETS		637.2	727.9
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR			
Loans and other borrowings	6,9	(112.8)	(84.7)
Other creditors	8	(235.9)	(229.4)
TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR		(348.7)	(314.1)
NET CURRENT ASSETS		288.5	413.8
TOTAL ASSETS LESS CURRENT LIABILITIES		2,161.6	2,128.7
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR			
Loans and other borrowings	6,9	(2,286.0)	(2,080.1)
NET (LIABILITIES) ASSETS		(124.4)	48.6
CAPITAL AND RESERVES			
Called up share capital	10	0.1	0.1
Share premium account	10	1.0	305.4
Profit and loss account deficit	10	(125.5)	(256.9)
EQUITY SHAREHOLDERS' (DEFICIT) FUNDS	10	(124.4)	48.6

</TABLE>

The accompanying unaudited condensed notes are an integral part of these financial statements.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

1. BASIS OF PREPARATION AND CONSOLIDATION

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2003 contained in the Form 20-F filed with the US Securities and Exchange Commission on 1 July 2003.

The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 1 July 2003 which includes the audited combined and consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2003.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2. TURNOVER

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER	
	2002	2003
	((POUND) IN MILLIONS)	
<S>	<C>	<C>
UK printed directories	405.4	417.8
Other products and services	31.4	29.7
TOTAL UK TURNOVER	436.8	447.5
TOTAL US TURNOVER	350.3	393.8
GROUP TURNOVER	787.1	841.3

	THREE MONTHS ENDED 31 DECEMBER	
	2002	2003
	((POUND) IN MILLIONS)	
UK printed directories	118.9	122.6
Other products and services	11.6	10.3
TOTAL UK TURNOVER	130.5	132.9
TOTAL US TURNOVER	125.7	139.8
GROUP TURNOVER	256.2	272.7

3. OPERATING PROFIT

	NINE MONTHS ENDED 31 DECEMBER	
	2002	2003
	((POUND) IN MILLIONS)	
UK printed directories	101.6	81.7
Other products and services	(3.0)	-
TOTAL UK OPERATING PROFIT	98.6	81.7
TOTAL US OPERATING PROFIT (LOSS)	30.5	(2.2)
OPERATING PROFIT	129.1	79.5

	THREE MONTHS ENDED 31 DECEMBER	
	2002	2003
	((POUND) IN MILLIONS)	
UK printed directories	23.7	21.4
Other products and services	(0.6)	1.5
TOTAL UK OPERATING PROFIT	23.1	22.9
TOTAL US OPERATING PROFIT	15.1	19.7
OPERATING PROFIT	38.2	42.6

</TABLE>

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

4. RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

An analysis of our results for the three and nine months ended 31 December 2002 and 2003 separating out exceptional items is as follows:

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER					
	2002			2003		
	ORDINARY ITEMS	EXCEPTIONAL ITEMS	TOTAL	ORDINARY ITEMS	EXCEPTIONAL ITEMS	TOTAL
	((POUND) IN MILLIONS)					
<S>	<C>	<C>	<C>	<C>	<C>	<C>
GROSS PROFIT	434.2	-	434.2	456.8	-	456.8
Distribution costs	(25.6)	-	(25.6)	(24.9)	-	(24.9)
Administrative costs	(264.5)	(15.0)	(279.5)	(262.3)	(90.1)	(352.4)
OPERATING PROFIT (LOSS)	144.1	(15.0)	129.1	169.6	(90.1)	79.5
Net interest payable	(182.1)	-	(182.1)	(112.6)	(58.4)	(171.0)
(LOSS) PROFIT BEFORE TAXATION	(38.0)	(15.0)	(53.0)	57.0	(148.5)	(91.5)
Taxation (charge) credit	(7.9)	2.3	(5.6)	(25.9)	37.2	11.3
(LOSS) PROFIT FOR THE PERIOD	(45.9)	(12.7)	(58.6)	31.1	(111.3)	(80.2)

	THREE MONTHS ENDED 31 DECEMBER					
	2002			2003		
	ORDINARY ITEMS	EXCEPTIONAL ITEMS	TOTAL	ORDINARY ITEMS	EXCEPTIONAL ITEMS	TOTAL
	((POUND) IN MILLIONS)					
GROSS PROFIT	137.1	-	137.1	139.3	-	139.3
Distribution costs	(8.1)	-	(8.1)	(7.7)	-	(7.7)
Administrative costs	(90.8)	-	(90.8)	(89.0)	-	(89.0)
OPERATING PROFIT	38.2	-	38.2	42.6	-	42.6
Net interest payable	(66.3)	-	(66.3)	(24.4)	-	(24.4)
(LOSS) PROFIT BEFORE TAXATION	(28.1)	-	(28.1)	18.2	-	18.2
Taxation charge	(0.5)	-	(0.5)	(9.2)	-	(9.2)
(LOSS) PROFIT FOR THE PERIOD	(28.6)	-	(28.6)	9.0	-	9.0

</TABLE>

Exceptional administrative costs in the three and nine months ended 31 December 2003 relate to costs incurred in connection with the initial public offering of our parent company. Of the (pound)90.1 million exceptional administrative costs, (pound)35.3 million relates to our UK business and (pound)54.8 million to our US business. Exceptional administrative costs in the nine months ended 31 December 2002 relate to costs incurred in connection with the withdrawn initial public offering of our parent company. Of the (pound)15.0 million exceptional administrative costs, (pound)14.7 million was charged to our UK business and (pound)0.3 million was charged to our US business. The exceptional interest payable in the nine months ended 31 December 2003 comprises (pound)19.7 million senior note redemption premium, (pound)30.0 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and an (pound)8.7 million exceptional charge from our parent company for the accelerated

amortisation of deferred financing fees on debt settled in July 2003. The exceptional tax credits in the three and nine months ended 31 December 2003 and 2002 represent the effective tax on the exceptional items before tax. We do not allocate interest or taxation charges by product or geographic segment.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

5. TAXATION

The effective tax rate for the nine months ended 31 December 2003 and 2002 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

<TABLE>
<CAPTION>

	NINE MONTHS ENDED 31 DECEMBER	
	2002	2003
	((POUND) IN MILLIONS)	
<S>	<C>	<C>
(Loss) profit on ordinary activities before exceptional items and taxation multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(11.4)	17.1
Effects of:		
Non-allowable goodwill amortisation	15.3	15.7
US tax losses	-	(5.1)
Other permanent differences	4.0	(1.8)
	7.9	25.9
Exceptional items multiplied by the standard rate of corporation tax in the United Kingdom (30%)	(4.5)	(44.6)
Effects of:		
Items not allowed for tax purposes	2.2	7.4
	(2.3)	(37.2)
NET CHARGE (CREDIT) ON (LOSS) PROFIT BEFORE TAX	5.6	(11.3)

6. NET DEBT

ANALYSIS OF NET DEBT

	AT 31 MARCH 2003	AT 31 DECEMBER 2003
	((POUND) IN MILLIONS)	
Long-term loans and other borrowings falling due after more than one year	2,286.0	2,080.1
Short-term borrowings and long-term loans and other borrowings falling due within one year	112.8	84.7
Total debt	2,398.8	2,164.8
Cash at bank and in hand	(30.0)	(132.0)
NET DEBT AT END OF PERIOD	2,368.8	2,032.8

</TABLE>

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

6. NET DEBT (CONTINUED)

RECONCILIATION OF MOVEMENT IN NET DEBT

<TABLE>
<CAPTION>

	TOTAL CASH LESS BANK OVERDRAFT	DEBT DUE WITHIN ONE YEAR EXCLUDING BANK OVERDRAFT	DEBT DUE AFTER ONE YEAR	NET DEBT
		((POUND) IN MILLIONS)		
<S>	<C>	<C>	<C>	<C>
AT 31 MARCH 2003	30.0	(112.8)	(2,286.0)	(2,368.8)
Cash inflow from operating activities less interest and redemption premium and taxation paid and capital expenditures	22.9	-	19.6 (a)	42.5
Cash outflow on acquisitions	(5.8)	-	-	(5.8)
Net proceeds from shares issued	304.4	-	-	304.4
Reclassification of long- and short-term debt	-	(3.8)	3.8	-
Borrowings repaid	(1,278.4)	112.8	1,165.6	-
New loans acquired	1,077.5	(80.9)	(996.6)	-
Finance fees paid	(16.4)	-	16.4	-
Non-cash charges	-	-	(66.9)	(66.9)
Currency movements	(2.2)	-	64.0	61.8
AT 31 DECEMBER 2003	132.0	(84.7)	(2,080.1)	(2,032.8)
AT 30 SEPTEMBER 2003	91.3	(101.9)	(2,109.4)	(2,120.0)
Cash inflow from operating activities less interest and taxation paid and capital expenditures	42.7	-	-	42.7
Cash outflow on acquisitions	(2.7)	-	-	(2.7)
Net proceeds from shares issued	-	-	-	-
Reclassification of long- and short-term debt	-	17.0	(17.0)	-
Borrowings repaid	-	-	-	-
New loans acquired	2.0	0.2	(2.2)	-
Finance fees paid	(0.3)	-	0.3	-
Non-cash charges	-	-	13.4	13.4
Currency movements	(1.0)	-	34.8	33.8
AT 31 DECEMBER 2003	132.0	(84.7)	(2,080.1)	(2,032.8)

</TABLE>

(a) The (pound)32.9 million and (pound)112.4 million of interest paid in the three and nine months ended 31 December 2003, respectively, included (pound)nil and (pound)19.6 million of interest that had been capitalised as long-term debt.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

6. NET DEBT (CONTINUED)

On 15 July 2003, our parent company, Yell Group plc, completed raising (pound)433.6 million (gross proceeds) through a global offer of shares to institutional investors.

A portion of the net proceeds were paid to Yell Finance B.V. in consideration for shares issued and as additional loans. These funds were used to pay certain expenses on behalf of Yell Group plc and to repay approximately (pound)54 million of debt under the senior credit facilities and to redeem (pound)173 million of the senior notes pursuant to the optional redemption features under the indentures. Additionally, we replaced our remaining senior credit facilities with new senior credit facilities of (pound)664 million and $596 million and an undrawn revolving credit facility of (pound)200 million.

7. DEBTORS

<TABLE>
<CAPTION>

	AT 31 MARCH 2003	AT 31 DECEMBER 2003
	((POUND) IN MILLIONS)	
<S>	<C>	<C>
Trade debtors	412.3	364.4
Other debtors	8.2	7.7
Accrued income	7.6	0.1
Prepayments	10.2	17.0
Deferred tax asset	23.1	43.8
TOTAL DEBTORS	461.4	433.0

All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year. The increase in the deferred tax asset from 31 March 2003 is a reflection of the tax credits on exceptional items and is expected to be utilised against taxable profits arising in the current financial year.

8. OTHER CREDITORS

	AT 31 MARCH 2003	AT 31 DECEMBER 2003
	((POUND) IN MILLIONS)	
Trade creditors	34.9	16.0
Corporation tax	6.2	6.9
Other taxation and social security	24.7	21.2
Other creditors	5.7	-
Accrued expenses	90.4	100.3
Deferred income	74.0	85.0
TOTAL CREDITORS FALLING DUE WITHIN ONE YEAR	235.9	229.4

</TABLE>

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

9. LOANS AND OTHER BORROWINGS

<TABLE>
<CAPTION>

	AT 31 MARCH 2003	AT 31 DECEMBER 2003
	((POUND) IN MILLIONS)	
<S>	<C>	<C>
AMOUNTS FALLING DUE WITHIN ONE YEAR		
Senior credit facilities	111.8	80.0
Subordinated parent company loan	-	3.8
Net obligations under finance leases	1.0	0.9
NET AMOUNTS FALLING DUE WITHIN ONE YEAR	112.8	84.7
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR		
Senior credit facilities	1,013.7	918.2
Senior notes:		
Senior sterling notes	250.0	162.5
Senior dollar notes	126.7	72.9
Senior discount dollar notes	118.2	75.0
AMOUNTS OWED TO THIRD PARTIES FALLING DUE AFTER MORE THAN ONE YEAR	1,508.6	1,228.6
Unamortised finance fees	(39.3)	(21.6)
NET AMOUNTS OWED TO THIRD PARTIES FALLING DUE AFTER MORE THAN ONE YEAR	1,469.3	1,207.0
Subordinated parent company loan	816.7	873.1
NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	2,286.0	2,080.1
NET LOANS AND OTHER BORROWINGS	2,398.8	2,164.8

</TABLE>

Also see note 6 for details of the repayment of our senior debt.

<PAGE>

YELL FINANCE B.V. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

10. CHANGES IN EQUITY SHAREHOLDERS' (DEFICIT) FUNDS

<TABLE>
<CAPTION>

	SHARE CAPITAL	SHARE PREMIUM	PROFIT AND LOSS ACCOUNT	TOTAL
	((POUND) IN MILLIONS)			
BALANCE AT 31 MARCH 2003	0.1	1.0	(125.5)	(124.4)
Loss for the period	-	-	(80.2)	(80.2)
Issue of ordinary shares	-	304.4	-	304.4
Currency movements (a)	-	-	(51.2)	(51.2)
BALANCE AT 31 DECEMBER 2003	0.1	305.4	(256.9)	48.6
BALANCE AT 30 SEPTEMBER 2003	0.1	305.4	(234.6)	70.9
Profit for the period	-	-	9.0	9.0
Issue of ordinary shares	-	-	-	-
Currency movements (a)	-	-	(31.3)	(31.3)
BALANCE AT 31 DECEMBER 2003	0.1	305.4	(256.9)	48.6

</TABLE>

(a) The cumulative foreign currency translation adjustment was an(pound)88.9 million loss at 31 December 2003 (31 March 2003 -(pound)37.7 million loss).

11. RELATED PARTY TRANSACTIONS

Transaction and monitoring fees charged to the Yell Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were (pound)nil each and (pound)12.9 million each for the three and nine months ended 31 December 2003, respectively, excluding Value Added Tax. No transaction or monitoring fees were payable after 15 July 2003, the date of our parent's initial public offering. Both parties ceased being related parties on 6 January 2004, when they sold their equity interests in the Yell Group.